UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36734

Cipher Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

2345 Argentia Road, Suite 100A

Mississauga, Ontario

L5N 8K4
(905) 602-5840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Shares, no par value:                           3,923

Pursuant to the requirements of the Securities Exchange Act of 1934, Cipher Pharmaceuticals Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2017	Cipher Pharmaceuticals Inc.

	By:	/s/ Stephen Lemieux
Name: Stephen Lemieux
Title: Chief Financial Officer